EMAIL: SFeldman@olshanlaw.com

DIRECT DIAL: 212.451.2234

October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FlexShopper, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of FlexShopper, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the captioned Registration Statement on Form S-1 (the “Registration Statement”), covering (i) non-transferable subscription rights to be distributed in connection with a rights offering by the Company to the holders of record as of the close of business on the record date declared by the Company’s Board of Directors of its common stock, series 1 convertible preferred stock and series 2 convertible preferred stock, to purchase up to 35,000,000 units, each consisting of one share of common stock, one series A common stock purchase right, one series B common stock purchase right and one series C common stock purchase right, and (ii) up to an additional 35,000,000 shares of common stock issuable upon the exercise of the series purchase rights (assuming the sale of all offered units). One complete copy of the exhibits listed in the Registration Statement are also filed therewith.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the offering, please do not hesitate to contact me (tel.: (212) 451-2234) or H. Russell Heiser Jr., the Company’s Chief Executive Officer (tel.: (561) 419-2919).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Mr. H. Russell Heiser Jr. Mr. Richard H. Kreger

Ruba Qashu, Esq.